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                              February 26, 2024

       Stephen Bramlage, Jr.
       Chief Financial Officer
       Casey   s General Stores, Inc.
       One SE Convenience Blvd.
       Ankeny, Iowa 50021

                                                        Re: Casey   s General
Stores, Inc.
                                                            Form 10-K for
Fiscal Year Ended April 30, 2023
                                                            File No. 001-34700

       Dear Stephen Bramlage:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended April 30, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Fiscal 2023 Compared with Fiscal 2022, page 21

   1. Where you identify multiple factors which contributed to material changes in your period over period results,
please expand your disclosures to quantify the individual impact of each factor. As an
example, your non-fuel revenues were impacted by operating
                                                        more stores than a year
ago, strategic retail price adjustments, and strong or increased sales without providing
quantification of the individual factors cited to allow users to understand the
magnitude and relative impact of each factor. Additionally, to the extent you can quantify the
impact inflation has had on your pricing and cost of good sold, please revise to provide such
quantification. Refer to Item 303 of Regulation S-K and section
                                                        III.D of Release No.
33-6835.
       Liquidity and Capital Resources, page 25

   2. In your analysis of changes in reported operating cash flows you refer to the impact of deferred taxes. It
appears deferred taxes are a noncash item that do not directly impact cash of operating
activities. You also refer to the change in income tax balances as a factor
 Stephen Bramlage, Jr.
Casey   s General Stores, Inc.
February 26, 2024
Page 2
         for the increase in operating activities in 2023 compared to 2022. However, the supplemental disclosures of cash flows information reports cash paid for income taxes was a greater direct use of operating cash in 2023 compared to 2022 in contradiction to what the change in income tax balances indicates. Substituting this direct use of cash for income taxes paid for the indirect change in income tax balances appears to impact the overall analysis of material factors contributing to changes in operating activities between periods. Please note reference to reconciling items presented in the statement of cash flows in deriving reported operating cash flows for a period may not necessarily provide a sufficient basis to understand how actual operating cash was directly affected between periods. Refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-
         8350 for guidance on the analysis of operating cash flows and incorporate it in your analysis as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameStephen Bramlage, Jr.                        Sincerely,
Comapany NameCasey   s General Stores, Inc.
                                                               Division of
Corporation Finance
February 26, 2024 Page 2                                       Office of Trade
& Services
FirstName LastName